Exhibit 99.3

October 28, 2016

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services

Division, Prince Edward Island

Dear Sirs/Mesdames:

RE:	POET Technologies Inc. – Prospectus Supplement dated October 28, 2016 to the Short Form Base Shelf Prospectus dated October 6, 2016

We refer to the prospectus supplement dated October 28, 2016 to the short form base prospectus of POET Technologies Inc. dated October 6, 2016 (the “Prospectus”).

We hereby consent to the reference to: (a) our firm name and opinion on page S-8 of the Prospectus under the heading “Eligibility for Investment”; (b) our opinion commencing on page S-15 of the Prospectus under the heading “Certain Canadian Federal Income Tax Considerations”; (c) our firm name on page S-27 of the Prospectus under the heading “Legal Matters”; and (d) our firm name on page S-27 of the Prospectus under the heading “Interest of Experts”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions in the Prospectus or that are within our knowledge as a result of services we performed in the preparation of the Prospectus.

DENTONS CANADA LLP

“Dentons Canada LLP”